SCHEDULE A
TRANSACTIONS IN THE COMMON STOCK EFFECTING DURING THE PAST 60 DAYS BY THE REPORTING PERSON

The following table sets forth all transactions in the Common Stock effected in the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected by the Reporting Person in the open market through brokers, and the price per share does not include brokerage commissions and transaction costs.

Name of Reporting Person	Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)
Globalharvest Holdings Venture Ltd.	05/28/2026	549,360	(1)

(1) Received in exchange for 561,145 shares of Calavo Growers, Inc. (“Calavo”) common stock in connection with the mergers of wholly owned subsidiaries of the Issuer and Calavo. Pursuant to the merger agreement by and among Calavo, wholly owned subsidiaries of the Issuer and the other parties thereto, holders of the Issuer’s common stock had the right to receive, for each share of Calavo common stock held immediately prior to the effective time of the merger, 0.9790 shares of Issuer common stock and $14.85 in cash, without interest. Cash was received in lieu of fractional shares of Issuer common stock, at such price in accordance with the terms of the merger agreement.